Exhibit (a)(1)(ii)

Offer to Purchase

USCA All Terrain Fund

4444 WESTHEIMER, SUITE G500

HOUSTON TX 77027

(713) 366-0500

DATED AUGUST 22, 2025

OFFER TO PURCHASE UP TO $6,923,600 IN OUTSTANDING

SHARES OF BENEFICIAL INTEREST ("SHARES") AT NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON
SEPTEMBER 22, 2025, AT 12:00 MIDNIGHT, EASTERN TIME,

UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Shares at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of USCA All Terrain Fund:

USCA All Terrain Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $6,923,600 of Shares pursuant to tenders by investors at a price equal to their net asset value as of December 31, 2025. As used in this Offer, the term "Share," or "Shares," as the context requires, shall refer to the shares of beneficial interests of the Fund. If the Fund elects to extend the tender period for any reason beyond December 31, 2025, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Agreement and Declaration of Trust and By-Laws, each dated as of January 13, 2015 (the "Declaration of Trust").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) likely will change between June 30, 2025 (the most recent date as of which net asset value is available) and December 31, 2025, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. Tendering investors should also note that although the tender offer expires on September 22, 2025, they remain investors in the Fund until December 31, 2025, when the net asset value of their Shares is calculated. The Fund determines the net asset value monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the net asset value more frequently. Any tendering investors that wish to obtain the most current net asset value of their Shares on this basis should contact the Fund at (713) 366-0500.

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Investors wishing to tender their Shares of the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor USCA Asset Management, LLC (the “Advisor”), nor any of the Trustees makes any recommendation to any investor as to whether to tender or refrain from tendering Shares. Investors must make their own decisions whether to tender Shares, and, if so, how many Shares to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator, U.S. Bank Global Fund Services ("USBGFS"):

USCA All Terrain Fund
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
MK-WI-J1S
Milwaukee, WI 53202
Attention: Tender Offer Administrator
Phone: (877) 653-1415
Fax: (866) 507-6267

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TABLE OF CONTENTS

1.	Summary Term Sheet	2
2.	Background and Purpose of the Offer	4
3.	Offer to Purchase and Price	4
4.	Amount of Tender	5
5.	Procedure for Tenders	5
6.	Withdrawal Rights	6
7.	Purchases and Payment	6
8.	Certain Conditions of the Offer	8
9.	Certain Information About the Fund	8
10.	Certain Federal Income Tax Consequences	9
11.	Miscellaneous	12

1.	Summary Term Sheet

●

As stated in the Fund's offering documents, the Fund will buy your Shares at their aggregate net asset value (that is, the value of the Fund's assets minus its liabilities divided by the number of outstanding Shares). The Fund does not impose any charges on repurchases of Shares of the Fund. This Offer will remain open until the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date). Net asset value will be calculated for this purpose on December 31, 2025 (the "Valuation Date") (with a delay of approximately 30 days). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●

An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $50,000 after the repurchase is effected. If an investor tenders an amount of Shares that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Shares of the Fund. (See section 4)

●

If the Offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer period and increase the amount of Shares that the Fund is offering to purchase, repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●

Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor's Shares determined as of the Valuation Date. The Notes provided to investors in payment for tendered Shares will not be transferable. The delivery of such Notes will generally be made promptly (within approximately five business days) after September 22, 2025. Each Note will be held by USBGFS on your behalf. Upon a written request by you to USBGFS, USBGFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

●

The Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. (See Section 7).

The second and final payment in respect of a promissory note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

Payments for the repurchase of Shares (and any Notes issued in connection therewith) will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow).

●

Following this summary is a formal notice of the Fund's offer to purchase your Shares. The Offer remains open to you until the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to October 14, 2025 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to cancel the tender of your Shares after such date. (See Section 6)

●

If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o USBGFS, at the address/fax number listed in this Offer to Purchase, so that it is received before the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before December 31, 2025, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly. (See Section 5)

●

As of June 30, 2025, the net asset value of the Fund was $27,694,398 and 17,035 Shares were outstanding.

If you would like to obtain the most current estimated net asset value of your Shares, you may contact the Fund at (713) 366-0500. (See Section 3)

●

Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time. Also realize that although the tender offer expires on September 22, 2025, tendering investors remain investors in the Fund until December 31, 2025. (See Section 7)

.

●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by USBGFS. To assure good delivery, please send the Letter of Transmittal to USBGFS and not to your broker or dealer or financial advisor. If you fail to confirm receipt of your Letter of Transmittal by USBGFS, there can be no assurance that your tender has been received by the Fund.

2.	Background and Purpose of the Offer.

The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Private Offering Memorandum of the Fund dated August 12, 2015, July 29, 2016, July 29, 2017, March 30, 2018, July 30, 2018, July 30, 2019, July 29, 2020, June 30, 2021, July 29, 2022, July 28, 2023, October 4, 2023, July 29, 2024, July 29, 2025, or August 19, 2025 and as supplemented from time to time (the "Memorandum"), and the Declaration of Trust. The Memorandum and the Declaration of Trust, which were provided or available to each investor in advance of subscribing for Shares, provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from investors from time to time pursuant to written tenders. The Memorandum also states that the Advisor expects that generally they will recommend to the Trustees that the Fund offer to repurchase 25% of the Fund's Shares from investors on a quarterly basis. Because there is no secondary trading market for Shares and transfers of Shares are generally prohibited without prior approval of the Fund, the Trustees have determined, after consideration of various matters, including, but not limited to, those set forth in the Memorandum, that the Offer is in the best interests of investors in the Fund to provide liquidity for Shares as contemplated in the Memorandum and the Declaration of Trust. The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares. A reduction in the aggregate assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

3.	Offer to Purchase and Price.

The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $6,923,600 in value of those outstanding Shares that are properly tendered by and not withdrawn (in accordance with Sections 5 and 6 below) before the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time (such date and time being hereinafter called the "Initial Expiration Date"). The purchase price of a Share tendered will be its net asset value as of the close of business on the Valuation Date (which is determined with a delay of approximately 30 days) or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Share tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 7. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.

As of the close of business on June 30, 2025, the net asset value of the Fund was $27,694,398. The Fund determines its net asset value at least monthly and may determine its net asset value more frequently. Investors may obtain the most current information regarding the net asset value of their Shares by contacting the Fund at (713) 366-0500. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) likely will change between June 30, 2025 and December 31, 2025, when the value of the Shares tendered by investors will be determined for purposes of calculating the purchase price of such Shares and the time that investors will cease to be investors in the Fund.

4.	Amount of Tender.

Subject to the limitations set forth below, investors may tender all or some of their Shares. However, if an investor does not tender all of such investor's Shares, the investor's remaining account balance (i.e., the investor's account balance determined as of June 30, 2025, less the dollar amount of the investor's tender) must be equal to at least $50,000. If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between June 30, 2025 and December 31, 2025, your remaining account balance as of December 31, 2025, net of the amount of any tender you have made, is below $50,000, the Fund will not reduce the amount of your tender. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount or number of Shares being tendered.

If the amount of the Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $6,923,600 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $6,923,600 of Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below. Based on the June 30, 2025 Fund records, the Trustees and Officers of the Fund did not own Shares and will not receive an Offer.

5.	Procedure for Tenders.

Investors wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to USBGFS, to the attention of Tender Offer Administrator, at the address set forth, or fax a completed and executed Letter of Transmittal to USBGFS, also to the attention of Tender Offer Administrator, at the fax number set forth. The completed and executed Letter of Transmittal must be received by USBGFS, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to USBGFS by certified mail, return receipt requested, or by facsimile transmission. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document by USBGFS.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering Shares, including, but not limited to, the failure of USBGFS to receive the Letter of Transmittal or any other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Share(s) or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Advisor nor Trustees of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

6.	Withdrawal Rights.

Any investor tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after October 14, 2025, if Shares have not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received by USBGFS at the address or fax number set forth. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 5 above. A form to use to give notice of withdrawal is included and also available by calling the Fund at the phone number indicated above. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may again be tendered prior to the Expiration Date by following the procedures described in Section 5. You are responsible for confirming that any notice of withdrawal is received by USBGFS. If you fail to confirm receipt of a notice of withdrawal by USBGFS, there can be no assurance that any withdrawal you may make will be honored by the Fund.

7.	Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Shares. As stated in Section 3 above, the purchase price of a Share tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 above). In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). The delivery of such Notes will generally be made promptly (within five business days) after the September 22, 2025 “Expiration Date." Each Note will be held by USBGFS on your behalf. Upon a written request by you to USBGFS, USBGFS will mail the Note to you at the address for you as maintained in the books and records of the Fund. Each Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (Initial Payment). The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note (“Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

The cash payments described above (the "Cash Payments") will be made by wire transfer directly to an account designated by the tendering investor. If such investor does not provide account information, the Cash Payments will be sent directly to such investor's mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Shares acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, borrowings and the proceeds of sales of new Shares. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or "gates," on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

8.	Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Offer were purchased; or (c) the independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 8(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Trustees waive the Fund's rights under this Section 8, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

9.	Certain Information About the Fund.

The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The Fund's principal executive office is located at 4444 Westheimer, Suite G500, Houston, TX 77027, and the telephone number is (713) 366-0500. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Memorandum and Declaration of Trust. The Fund’s Trustees are: Barry Knight, Paul Wigdor and Philip Pilibosian. Their address is c/o USCA All Terrain Fund, 4444 Westheimer, Suite G500, Houston, TX 77027. Mr. Pilibosian is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with USCA Asset Management LLC.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Advisor or Trustees of the Fund, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, to fill any existing vacancy (if any) for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Advisor; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person, other than those that currently exist.

Other than the issuance of Shares by the Fund in the ordinary course of business, during the past 60 days, there were no transactions involving the Shares that were effected by the Fund, the Advisor, the Trustees or any person controlling the Fund.

10.	Certain Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from investors pursuant to the Offer. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury Regulations, administrative rulings and court decisions, all as in effect or in existence as of the date hereof and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those described below. We have not sought, nor will we seek, any ruling from the IRS, or any other tax authority, with respect to the statements made and the conclusions reached in this discussion. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary addresses only Shares that are held as “capital assets” (generally, property held for investment purposes) and does not address all of the tax consequences that may be relevant to investors in light of their particular circumstances or to certain types of investors subject to special treatment under the Code, including, without limitation, (i) certain banks or other financial institutions, (ii) real estate investment trusts, (iii) regulated investment companies, (iv) insurance companies, (v) broker-dealers, (vi) traders in securities who elect for U.S. federal income tax purposes to apply a mark-to-market method of accounting for their securities holdings, (vii) tax-exempt organizations and retirement plans, (viii) individual retirement accounts and tax-deferred accounts, (ix) former citizens or long-term residents of the United States, (x) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (xi) “U.S. holders” (as defined below) whose functional currency is other than the U.S. dollar, (xii) persons subject to the alternative minimum tax, (xiii) investors whose taxable year is other than the calendar year, (xiv) persons that hold Shares as a position in a “straddle” or as a part of a “hedging,” “conversion,” “constructive sale” or integrated transaction for U.S. federal income tax purposes, or (xv) persons that received their Shares through the exercise of employee options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to “U.S. holders.”

This summary also does not address the state, local or foreign tax consequences of participating in the Offer. This summary assumes that the Fund is and will remain a partnership for U.S. federal income tax purposes for the taxable year that includes each purchase of Shares pursuant to the Offer.

All investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of our Shares that is: (i) an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes); (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

An investor who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor's adjusted tax basis in its Shares.  The amount realized will include the investor’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Shares. A loss, if any, will be recognized only after the tendering investor has received full payment of cash.

An investor’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the investor for its Shares as adjusted by certain items. Basis is generally increased by (i) the investor’s allocable share of Fund income and gain and (ii) the investor’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes). Basis is generally decreased by (i) the investor’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the investor, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the investor, and (iv) any reduction in the investor’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each investor is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Shares at the time the gain or loss is recognized.  Treasury Regulations provide that an investor may have a fragmented holding period for its Shares if the investor has made contributions to the Fund at different times.  However, a tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" or items of Fund inventory exceeds the investor's basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering investor. Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by an investor in exchange for some or all of its shares.

An investor who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor's adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Code.

Certain investors who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and in many respects uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent we own, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been made, gain recognized by an investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the shareholder held its Shares or the period during which we held our shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses, and (iii) the investor will also be subject to an interest charge for any deferred tax. Investors are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to an investor participating in the Offer.

In the event that any investor recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding. Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

11.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth above or from the SEC's website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.

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